Washington Mutual

September 26, 2007

Mr. Edwin Adames
Senior Staff Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Washington Mutual, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 001-14667

Dear Mr. Adames:

We have received the staff’s comment letter dated September 21, 2007.  As discussed with you earlier today, we plan to respond to your letter by November 2, 2007.  If you have any questions prior to our response, please contact me at (206) 500-1785 or Tony Goulart, III, Senior Vice President and Financial Reporting Manager at (206) 500-3077.

Sincerely,

/s/ Melissa J. Ballenger
Melissa J. Ballenger
Senior Vice President and Controller